SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	December 9, 2004 at 14.45 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso successfully completes SEK benchmark bond offer

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that the 5-year SEK 4,3 billion benchmark bond of Stora Enso Oyj, rated Baa1/BBB+ (both stable), is now priced and launched in the Company’s Swedish MTN programme. Due 15 December 2009, the deal pays a fixed coupon of 3.875% and has an issue/reoffer price of 99.599 to give a spread of 38bps over mid 5-year SEK swap.

The bond was issued to restructure the Company’s debt portfolio and take advantage of favourable market conditions.

Joint Lead Managers & Bookrunners for this transaction were Handelsbanken Capital Markets, Nordea Markets and SEB Merchant Banking.

For further information, please contact:

Peter Nordquist, Vice President Head of Funding,

tel. +44 20 7016 3266

Previous press release concerning Stora Enso’s SEK benchmark bond offer

www.storaenso.com/press

- 3 December 2004: Stora Enso to launch a SEK benchmark bond offer

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel